One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000 | Fax: 404-881-7777

February 6, 2025

VIA ELECTRONIC SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mengyao Lu
Michael Volley
Robert Arzonetti
Todd Schiffman

Re:	Northpointe Bancshares, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed February 3, 2025
File No. 333-284419

To Whom It May Concern:

On behalf of Northpointe Bancshares, Inc., a Michigan corporation (the “Company”), we hereby respectfully respond to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received in a letter dated February 5, 2025, relating to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on February 3, 2025.

Noninterest Income

Comment 1:

We note the materiality of “Loan serving fees” and “Net gain on sale of loans held for sale” and the nature of activities presented in these line items as disclosed on page F-8 and discussed on page 68. Please revise to provide a tabular disclosure, for each period presented, that details each material activity and related gain or loss presented in these line items.

Response:

In response to the Staff’s comment, the Company has revised pages 68, 69 and 70 to provide tabular disclosure and pages F-27 and F-72 to include an additional line item for a component of our MSRs, for each period presented, that details each material activity and related gain or loss presented in these line items.

Alston & Bird LLP	www.alston.com

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Revenue Recognition

Comment 2:

We note your response to prior comment 5 and your disclosure on page F-8 that “Loan servicing income” includes the fair value of originated MSRs related to loans sold. It appears that you recognized related gains of approximately $5 million in 2023 and $42 million in 2022 based on disclosure on pages F-27 and 68. Please tell us how you considered the guidance in ASC 860 including the implementation guidance in ASC 860-20-55-90 and ASC 860-50-55-22 which appears to indicate that the gain on sale should consider the servicing assets recognized at the date of sale. Alternatively, for all periods presented, please reclassify to present these gains in the “Net gain on sale of loans held for sale” line item.

Response:

The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, respectfully advises the Staff that it considered the guidance in ASC 860 including the implementation guidance in ASC 860-20-55-90 and ASC 860-50-55-22 and has determined that the classification of revenue from the capitalization of MSRs was being incorrectly reported in loan servicing fees as opposed to net gain on the sale of loans held for sale. This error had no impact on equity, noninterest income, net income, or net income available to common stockholders. As a result, we have restated our noninterest income disclosures on pages 15, 22, 68, 69, F-4, F-7, F-48, F-50, F-53 and F-94.

Comment 3:

We note your disclosure on page F-8 that “an estimate of the net gain on sale of loans, net is recognized at the time an IRLC is issued” which appears to be presented in “Net gain on sale of loans held for sale.” Please tell us the frequency that you issue IRLCs related to loans held for sale. Additionally, please tell us if the estimate of the net gain on sale of loans reflects the estimated fair value related to servicing. If not, please tell us how you considered the guidance in SAB 109. If so, please clarify for us why such a substantial gain related to the recognition of the MSR is recognized in “Loan servicing income” if an estimate of the net gain is recognized when you issue IRLCs in “Net gain on sale of loans held for sale.” Please revise your disclosure as needed.

Response:

The Company has reviewed SAB 109 and respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, respectfully advises the Staff that given the reclassification of the gains in the “Net gain on sale of loans held for sale” in response to Comment 2 above, no additional disclosures or financial statement presentation changes are needed.

Very truly yours,

Alston & Bird LLP

/s/ Mark C. Kanaly
By:	Mark C. Kanaly
A Partner

CC:        Kevin J. Comps, President and Secretary, Northpointe Bancshares, Inc.